

Mail Stop 4631   August 10, 2016

<u>Via E-mail</u>
Maxim Temnikov
President and Chief Executive Officer
Helpful Alliance Company
700 West Hillsboro Blvd., Suite 1-100
Deerfield Beach, FL 33441

> **Re: Helpful Alliance Company**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed July 27, 2016**
> **File No. 333-205358**

Dear Mr. Temnikov:

We have reviewed your registration statement and have the following comments:

<u>General</u>

1.   We note that you have added disclosure on pages 68 to 74 in response to comment one in our letter dated June 3, 2016, which requested that you provide a reasonable basis for your disclosures of "expected profits from your projects and expected increases in value to the land you intend to purchase in Henrico upon your obtaining plan of development approvals." The disclosures you included on pages 68 and 69 suggest that you will not have a reasonable basis for your projections until you have entered into definitive contracts, which occurs at a later stage of project origination. We also note your disclosure that your projections are based solely upon the merit of Dr. Temnikov's prior experience in Russia, non-binding verbal consultations with third parties and your analysis of pro forma financial models. It is not sufficient to include projections as to which you as yet have no reasonable basis even though you commit to updating the projections once you do. Therefore, please remove disclosures of projections in your registration statement, and revise disclosures as necessary, such as those in the risk factors on pages 13 and 14, disclosures on pages 68 through 74, and all other references to and disclosures about projections of expected profits and increases in land values from your registration statement.

2.   Related to the comment above, we believe the following disclosures also do not appear to have a reasonable basis at this time and should be removed:
   - your anticipation that the Season Creek project will generate "aggregate retained earnings of approximately $3.3 million, or $0.20 per common share" [pages 2 and 81]; and

- your anticipation that the River City Park project will generate "retained earnings of approximately $42 million, or $2.79 per common share [page 81].

3.   Please update the status of your negotiations or communications with the seller of the 476-acre parcel you have identified as your River City Project. We note that a 476-acre parcel located at 6710, 6720, & 6800 Osbourne Turnpike, Henrico, VA 23231 (historically named Chatsworth) is described as no longer on the market, according to multiple on-line realtor sources. If you have reached an agreement to purchase Chatsworth, please disclose this in your next amendment.

4.   We note your revised disclosure in response to comments 2 and 13 in our letter dated June 3, 2016. Please disclose here and in a new risk factor that at the time of investment, shareholders will not know whether you will have the necessary financing to purchase the 476-acre parcel in Henrico. Additionally, please disclose why you believe you will be able to purchase the land at a price less than the $20 million asking price and whether you need to obtain the full funding from other sources in order to purchase the property. Lastly, please include disclosure regarding how you will use the proceeds of the offering that you would otherwise invest in River City Park if you are unable to negotiate a purchase agreement for the land or to obtain funds necessary to purchase it.

Business Plan, page 3

5.   Please include disclosures that there is no assurance that the milestones you identify here and on page 45 will be achieved, that you will actually be able to raise the investment proceeds upon which they rely, or that they will be completed, if at all, according to the anticipated timeframe.

Use of Proceeds, page 35

6.   Please disclose the minimum amount of proceeds towards the Henrico property purchase you must raise in order to pursue the acquisition. For example, if you only raise 25% of the offering, will you still be able to pursue this acquisition given that your discussion regarding River City Park LLC on pages 76 and 77 assume that you will raise $7 million? Please ensure that this disclosure is consistent with your discussion under "Land and property activities" on page 39.

Land rezoning and plan of development activities under River City Project, page 76

7.   We note your revised disclosure in response to comment 13 in our letter dated June 3, 2016 includes a table on page 77 which reflects the ownership structure of River City Park LLC if you sell "from 50% to 100% of the common shares from this offering." Please add a table reflecting the ownership structure of River City Park LLC if you raise only 25% of the offering.

<u>Description of Securities, page 108</u>
<u>Series-X Common Stock, page 109</u>

8.   We note your disclosure on page 110 that "On ????, 2016, we issued stock options for the aggregate of 1,000,000 shares of Series-X Common stock to our employees.????" In your next amendment, please complete this disclosure.

<u>Financial Statements</u>

9.   Please note the updating requirements in Rule 8-08 of Regulation S-X.

You may contact Tracie Mariner, staff accountant at (202) 551-3744 or Al Pavot, staff accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, staff attorney at (202) 551-3236 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
        Philip Magri, Esq.
        Magri Law, LLC